January 22, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jeff Kauten Jan Woo

Re:	Great Elm Group, Inc. Registration Statement on Form S-3 (Registration No. 333-252237)

Ladies and Gentlemen:

On behalf of Great Elm Group, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-252237) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m., Eastern Time, on January 26, 2021, or as soon as practicable thereafter. The Company respectfully requests that you notify Rory T. Hood of such effectiveness by a telephone call to (212) 326-3814.

Please contact Rory T. Hood at Jones Day at (212) 326-3814 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

GREAT ELM GROUP, INC.

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	President and Chief Operating Officer

cc:	Rory T. Hood Jones Day